Exhibit 99.1

Telesat Reports Results for the Year Ended December 31, 2011

OTTAWA, CANADA, February 22, 2012 - Telesat Holdings Inc. (Telesat) today announced its financial results for the three month and one year periods ended December 31, 2011. All amounts are in Canadian dollars and are reported under International Financial Reporting Standards (“IFRS”) unless otherwise noted.

For the year ended December 31, 2011, consolidated revenue was $808 million, a decrease of approximately 2% ($13 million) compared to the same period in 2010. When adjusted for foreign exchange rate changes, revenue increased by 1% ($6 million) compared to the same period in 2010. Operating expenses of $188 million were 9% ($19 million) lower than in 2010 or 7% ($14 million) lower when taking into account changes in foreign exchange rates, primarily as a result of greater operating efficiencies. Adjusted EBITDA1 was $623 million, an increase of 1% ($4 million) over the same period in 2010 and an increase of 3% ($18 million) when adjusted for foreign exchange rate changes. The Adjusted EBITDA margin1 for 2011 was 77% compared to 75% for 2010.

Telesat’s net income for the year was $237 million compared to a net income of $286 million for the prior year. The $49 million variation in net income was primarily due to a net decrease of $133 million in non cash items such as gains/losses on foreign exchange and changes in fair value of financial instruments. These losses were partially offset by higher operating gains due to the receipt of insurance proceeds in relation to Telstar 14R/Estrela do Sul 2, as well as lower interest and tax expense.

For the three month period ended December 31, 2011, Telesat reported consolidated revenue of $205 million, a decrease of approximately 1% ($2 million) compared to the same period in 2010. When adjusted for foreign exchange rate changes revenue remained unchanged compared to the same period in 2010. Adjusted EBITDA of $157 million for the fourth quarter of 2011 also remained unchanged when compared to the fourth quarter of 2010 but increased by 1% ($1 million) when adjusted for foreign exchange rate changes. The Adjusted EBITDA margin was 77% and net income was $242 million for the fourth quarter of 2011, compared to an Adjusted EBITDA margin of 76% and net income of $124 million for the same period in 2010.

“I am very pleased with our financial and operating performance in 2011,” commented Dan Goldberg, Telesat’s President and CEO. “Notwithstanding the significant contracted rate reduction we experienced mid-year on one of our North American DTH satellites, and taking into account changes in exchange rates, we grew our revenue, reduced our operating expenses, and increased our Adjusted EBITDA and Adjusted EBITDA margin relative to the prior year. We also launched and brought into service two new satellites – Telstar 14R and ViaSat-1 – and made substantial progress on the construction of Nimiq 6 and Anik G1, satellites we expect to launch later this year. In light of the significant investments we are making in our fleet and our industry-leading contractual backlog, we are well positioned to grow our business in 2012 and the years beyond.”

Business Highlights

•	At December 31, 2011:

o	Telesat had contracted backlog for future services of approximately $5.4 billion.

o	Fleet utilization was 91% for Telesat’s North American fleet and 81% for Telesat’s international fleet.

•	On April 11, 2011, Telesat acquired the Canadian payload on the ViaSat-1 satellite and a 15-year revenue contract with Xplornet Communications Inc. to make use of the payload. The ViaSat-1 satellite was successfully launched in October 2011 and recently entered into commercial service.

•	Following the launch of the Telstar 14R/Estrela do Sul 2 satellite in May 2011, the satellite’s north solar array failed to fully deploy. This anomaly diminished the amount of power available for the satellite’s transponders and reduced the life expectancy of the satellite. Based on its determination of fuel levels and available power, Telesat filed a claim under its insurance policies. In December, insurance proceeds in the amount of $135 million were received. The proceeds will be reinvested in satellite procurements in accordance with the terms and conditions of Telesat’s Credit Agreement.

•	Telesat made substantial progress in 2011 on the construction of the Nimiq 6 and Anik G1 satellites, expected to be launched, respectively, in the first half and second half of 2012.

•	Telesat’s Board of Directors and Shareholders authorized management to pursue a refinancing of the existing senior secured credit facilities which, if consummated, could result in Telesat incurring incremental secured debt, senior to its notes, of up to $530 million. The incremental debt incurred, as well as a portion of cash on hand and cash from operations, would be used to distribute up to $705 million to Telesat’s shareholders and option holders. Any transaction is dependent on, among other things, market conditions for a refinancing, and there can be no assurance that Telesat will be able to complete such a transaction.

Telesat’s Annual Report on Form 20-F for the year ended December 31, 2011 has been filed with the U.S. Securities and Exchange Commission and may be accessed on the SEC’s website at www.sec.gov.

Telesat has scheduled a conference call on Wednesday, February 22, 2012 at 10:30 a.m. ET to discuss its financial results for the one year period ended December 31, 2011 and other recent developments. The call will be hosted by Daniel S. Goldberg, President and Chief Executive Officer, and Michel Cayouette, Chief Financial Officer, of Telesat.

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Dial-in Instructions:

The toll-free dial-in number for the teleconference is +1 (800) 396-7098. Callers outside of North America should dial +1 (416) 695-6616. The access code is 4121851. Please allow at least 15 minutes prior to the scheduled start time to connect to the teleconference.

Dial-in Audio Replay:

A replay of the teleconference will be available one hour after the end of the call on February 22, 2012 until 11:59 p.m. ET on March 6, 2012. To access the replay, please call +1 (800) 408-3053. Callers outside of North America should dial +1 (905) 694-9451. The access code is 2105458 followed by the number sign (#).

All Adjusted EBITDA and Adjusted EBITDA margins included in this release are non-IFRS financial measures, as described in the End Notes section of this release. For information reconciling non-IFRS financial measures to the most comparable IFRS financial measures, please see the consolidated financial information below.

Forward-Looking Statements Safe Harbor

This news release contains statements that are not based on historical fact and are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, including statements about the possibility of Telesat entering into a refinancing transaction. When used in this news release, the words “expect”, “will”, “pursue”, “would”, “well positioned to”, “if consummated” or other variations of these words or other similar expressions are intended to identify forward-looking statements and information. Actual results may differ materially from the expectations expressed or implied in the forward-looking statements as a result of known and unknown risks and uncertainties. Detailed information about some of the known risks and uncertainties is included in the “Risk Factors” section of Telesat Canada’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011 filed with the United States Securities and Exchange Commission (SEC) on February 22, 2012. These filings can be obtained on the SEC’s website at http://www.sec.gov. Known risks and uncertainties include but are not limited to: risks associated with operating satellites and providing satellite services, including satellite construction or launch delays, launch failures, in-orbit failures or impaired satellite performance, volatility in exchange rates and risks associated with domestic and foreign government regulation. The foregoing list of important factors is not exhaustive. The information contained in this news release reflects Telesat’s beliefs, assumptions, intentions, plans and expectations as of the date of this news release. Except as required by law, Telesat disclaims any obligation or undertaking to update or revise the information herein.

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About Telesat (www.telesat.com)

Telesat is a leading global fixed satellite services operator providing reliable and secure satellite-delivered communications solutions worldwide to broadcast, telecom, corporate and government customers. Headquartered in Ottawa, Canada, with offices and facilities around the world, the company’s state-of-the-art fleet consists of 12 satellites plus the Canadian Ka-band payload on ViaSat-1 and two more satellites under construction. Telesat also manages the operations of additional satellites for third parties. Privately held, Telesat’s principal shareholders are Canada’s Public Sector Pension Investment Board and Loral Space & Communications Inc. (NASDAQ: LORL).

For further information:

Michael Bolitho, Telesat, +1 (613) 748-8700 ext. 2336 (ir@telesat.com)

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Telesat Holdings Inc.

Consolidated Statements of Income

For the period ended December 31

	Three months		Twelve months
(in thousands of Canadian dollars)	2011	2010	2011	2010
Revenue	204,739	207,241	808,361	821,361
Operating expenses	(48,618)	(51,485)	(187,765)	(206,464)
	156,121	155,756	620,596	614,897
Depreciation	(50,475)	(51,830)	(198,626)	(202,183)
Amortization	(10,264)	(11,498)	(41,021)	(45,468)
Other operating gains, net	114,912	82,070	114,068	83,018
Operating income	210,294	174,498	495,017	450,264

Interest expense	(57,065)	(62,070)	(227,051)	(256,582)
Interest and other income	135	2,881	1,554	5,752
Gain (loss) on changes in fair value of financial instruments	39,039	(37,247)	98,585	(11,168)
(Loss) gain on foreign exchange	78,478	92,328	(78,844)	163,966
Income before tax	270,881	170,390	289,261	352,232
Tax expense	(29,063)	(46,824)	(51,986)	(66,131)
Net income	241,818	123,566	237,275	286,101

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Telesat Holdings Inc.

Consolidated Balance Sheets

(in thousands of Canadian dollars)	December 31, 2011	December 31, 2010	January 1, 2010
Assets
Cash and cash equivalents	277,962	220,295	154,189
Trade and other receivables	46,789	44,083	70,200
Other current financial assets	7,010	6,944	7,317
Prepaid expenses and other current assets	22,126	20,937	23,001
Total current assets	353,887	292,259	254,707
Satellites, property and other equipment	2,151,915	1,978,789	1,898,898
Other long-term financial assets	142,408	78,631	21,733
Other long-term assets	5,536	12,027	19,031
Intangible assets	896,078	945,547	925,921
Goodwill	2,446,603	2,446,603	2,446,603
Total assets	5,996,427	5,753,856	5,566,893

Liabilities
Trade and other payables	45,156	49,974	43,413
Other current financial liabilities	82,988	104,082	102,124
Other current liabilities	67,877	62,645	72,121
Current indebtedness	86,495	96,848	23,602
Total current liabilities	282,516	313,549	241,260
Long-term indebtedness	2,748,131	2,771,802	3,021,820
Deferred tax liabilities	451,896	414,717	353,637
Other long-term financial liabilities	259,783	265,629	239,825
Other long-term liabilities	422,502	361,861	363,649
Senior preferred shares	141,435	141,435	141,435
Total liabilities	4,306,263	4,268,993	4,361,626

Shareholders' Equity
Share capital	1,298,178	1,298,178	1,298,178
Accumulated earnings (deficit)	369,992	163,804	(112,817)
Reserves	21,994	22,881	19,906
Total shareholders' equity	1,690,164	1,484,863	1,205,267
Total liabilities and shareholders' equity	5,996,427	5,753,856	5,566,893

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Telesat Holdings Inc.

Statements of Cash Flows

For the year ended December 31

(in thousands of Canadian dollars)	2011	2010
Cash flows from operating activities
Net income	237,275	286,101
Adjustments to reconcile net income to cash flows from operating activities:
Amortization and depreciation	239,647	247,651
Deferred tax expense	51,854	63,852
Unrealized foreign exchange loss (gain)	67,706	(170,016)
Unrealized loss (gain) on derivatives	(87,914)	13,955
Dividends on senior preferred shares	1,650	2,075
Share-based compensation	2,654	4,667
Loss (gain) on disposal of assets	1,483	(3,826)
Impairment loss on intangible assets	19,468	-
Reversal of impairment loss on satellites, property and other equipment	-	(7,923)
Reversal of impairment loss on intangible assets	-	(71,269)
Insurance proceeds	(135,019)	-
Other	(30,801)	(24,930)
Customer prepayments on future satellite services	57,768	30,982
Insurance proceeds	11,228	-
Operating assets and liabilities	(13,113)	(29,815)
Net cash from operating activities	423,886	341,504
Cash flows used in investing activities
Satellite programs	(356,199)	(257,725)
Purchase of other property and equipment	(17,566)	(3,966)
Purchase of intangible assets	(12,618)	-
Insurance proceeds	135,019	-
Proceeds from sale of assets	148	26,926
Net cash used in investing activities	(251,216)	(234,765)
Cash flows used in financing activities
Repayment of indebtedness	(108,741)	(34,946)
Dividends paid on preferred shares	(10)	(30)
Satellite performance incentive payments	(5,928)	(5,099)
Net cash used in financing activities	(114,679)	(40,075)

Effect of changes in exchange rates on cash and cash equivalents	(324)	(558)
Increase in cash and cash equivalents	57,667	66,106
Cash and cash equivalents, beginning of year	220,295	154,189
Cash and cash equivalents, end of year	277,962	220,295

Supplemental disclosure of cash flow information
Interest received	2,121	2,404
Interest paid	242,905	279,053
Income taxes paid	2,329	3,391

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The following table reconciles Telesat’s net income to Telesat’s Adjusted EBITDA1 and presents Telesat’s Adjusted EBITDA margin1:

	Three months		Twelve months
(in thousands of Canadian dollars) (unaudited)	2011	2010	2011	2010
Net income	241,818	123,566	237,275	286,101
Tax expense	29,063	46,824	51,986	66,131
(Gain) loss on changes in fair value of financial instruments	(39,039)	37,247	(98,585)	11,168
Loss (gain) on foreign exchange	(78,478)	(92,328)	78,844	(163,966)
Interest and other income	(135)	(2,881)	(1,554)	(5,752)
Interest expense	57,065	62,070	227,051	256,582
Depreciation	50,475	51,830	198,626	202,183
Amortization	10,264	11,498	41,021	45,468
Other operating gains, net	(114,912)	(82,070)	(114,068)	(83,018)
Non cash expense related to share-based compensation	664	1,167	2,654	4,667
Adjusted EBITDA	156,785	156,923	623,250	619,564

Revenue	204,739	207,241	808,361	821,361

Adjusted EBITDA Margin	76.6%	75.7%	77.1%	75.4%

End Notes

1 The common definition of EBITDA is “Earnings Before Interest, Taxes, Depreciation and Amortization.” In evaluating financial performance, Telesat uses revenue and deducts certain operating expenses (including making adjustments to operating expenses for share-based compensation expense and unusual and non-recurring items, including restructuring related expenses) to obtain operating loss/income before interest, taxes, depreciation and amortization (“Adjusted EBITDA”) and Adjusted EBITDA margin (defined as the ratio of Adjusted EBITDA to revenue) as measures of Telesat’s operating performance.

Adjusted EBITDA allows Telesat and investors to compare Telesat’s operating results with that of competitors exclusive of depreciation and amortization, interest and investment income, interest expense, taxes and certain other expenses. Financial results of competitors in the satellite services industry have significant variations that can result from timing of capital expenditures, the amount of intangible assets recorded, the differences in assets’ lives, the timing and amount of investments, the effects of other income (expense), and unusual and non-recurring items. The use of Adjusted EBITDA assists Telesat and investors to compare operating results exclusive of these items. Competitors in the satellite services industry have significantly different capital structures. Telesat believes the use of Adjusted EBITDA improves comparability of performance by excluding interest expense.

Telesat believes the use of Adjusted EBITDA and Adjusted EBITDA margin along with IFRS financial measures enhances the understanding of Telesat’s operating results and is useful to Telesat and investors in comparing performance with competitors, estimating enterprise value and making investment decisions. Adjusted EBITDA as used here may not be the same as similarly titled measures reported by competitors. Adjusted EBITDA should be used in conjunction with IFRS financial measures and is not presented as a substitute for cash flows from operations as a measure of Telesat’s liquidity or as a substitute for net income as an indicator of Telesat’s operating performance.

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